

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Jonathan Poulin
Chief Executive Officer
SOAR Technology Acquisition Corp.
405 Lexington Avenue, 48th Floor
New York, New York 10174

> **Re: SOAR Technology Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 17, 2021**
> **File No. 333-253273**

Dear Mr. Poulin:

 We have reviewed your amended registration statement and have the following comment.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 93

1.   Please provide a note to explain the increase in the accumulated deficit to $429.1 million on an "as adjusted" basis, which appears to reflect recognition of deferred offering costs allocated to the warrants liability upon completion of the planned offering, as discussed on page F-12.

Jonathan Poulin
SOAR Technology Acquisition Corp.
May 27, 2021
Page 2

You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Ada Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Cummings, Esq.